Lang Michener LLP

Lawyers - Patent & Trade Mark Agents

Vancouver
Toronto
Ottawa

1500 - 1055 West Georgia Street, P.O. Box 11117
Vancouver, British Columbia, Canada V6E 4N7
Telephone (604) 689-9111
Facsimile (604) 685-7084

Web site: www.langmichener.com

File Number: 56787-28

January 19, 2009

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

RE: Lincoln Gold Corporation and LPT Capital Ltd. (the "Companies")

We refer to the Notices and Joint Information Circular dated January 19, 2009 (the "**Circular**") in respect of the special meetings of each of the Companies' shareholders to be held on February 18, 2009 and to be filed with the applicable securities regulatory authorities and made public on the SEDAR website.

We have read the Circular and hereby consent to the references to our firm name in the Circular. We prepared the portions of the Circular entitled "Summary – Summary of the Companies and the Transactions – The Arrangement – Income Tax Considerations" (as it relates to Canadian income tax considerations) and "The Arrangement – Certain Canadian Federal Income Tax Considerations".

This letter is provided to the persons to which it is addressed pursuant to the requirements of applicable securities legislation and not for any other purpose.

Yours truly,

LANG MICHENER LLP

Lang Michener LLP